Filed by Coca-Cola Hellenic Bottling Company S.A.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:
Coca-Cola Hellenic Bottling Company S.A.
Registration Statement File No. 333-184685

Home

What is Coca-Cola HBC proposing to do?

Coca-Cola HBC, a Swiss company incorporated by Kar-Tess Holding, has launched a Voluntary Share Exchange Offer to acquire all ordinary shares of Coca-Cola Hellenic Bottling Company S.A. (including ADSs) for new ordinary shares of Coca-Cola HBC AG (including ADSs) on a one-for-one basis.

The acceptance period commenced on 19th of March at 8 a.m. Athens time

1 share in Coca-Cola Hellenic S.A. = **1 share in Coca-Cola HBC AG**

What is my deadline?

The deadline for ordinary shareholders to accept the offer is on

19 April 2013

2 p.m. Athens time, 12 p.m. London time, 7 a.m. New York time.

ADS tender deadline is on

18 April 2013

at 5 p.m. New York Time.

You will need to take action before this deadline.
You should act now by contacting your bank, custodian or broker.

BE AWARE YOUR BANK OR CUSTODIAN OR BROKER AND RELEVANT CLEARING SYSTEMS WILL HAVE AN EARLIER DEADLINE TO RECEIVE INSTRUCTIONS. PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT FOR MORE DETAILS.

Key Highlights

What is the purpose of the Exchange Offer?	Facilitate a premium listing of the Coca-Cola Hellenic Group of companies on the London Stock Exchange and a listing on the New York Stock Exchange and secondary listing on the Athens Exchange.
Objectives of the Exchange Offer	1. Listing location better reflects the international nature of CCH's business and shareholder base 2. Enhance the liquidity for holders of Coca-Cola HBC Shares 3. Improve access to both equity and debt capital markets 4. Facilitate the potential inclusion in the FTSE UK Index Series 5. Increase flexibility to raise new funds to support operations and future growth.
What are the conditions of the Exchange Offer?	1. Minimum acceptance level of 90% of the total issued in Coca-Cola Hellenic shares. 2. CCHBC AG shall have received the UKLA/LSE Listing Approval and the NYSE Listing Approval.

Expected Timetable of Principal Events


You are here
Acceptance period
Buy-out/sell-out period
19 March 2013
Start of Exchange Offer acceptance period
19 April 2013
End of Exchange Offer acceptance period
23 April 2013
Last day for the announcement of Exchange Offer results
On or about 26 April 2013
Completion and settlement of Exchange Offer and issue of new CCHBC shares
29 April 2013
Start of trading of CCHBC AG shares on the LSE / ATHEX / NYSE
19 July 2013
Latest date for CCHBC to initiate the squeeze-out
23 July 2013
Final date for the sell-out
Upon successful completion of the Exchange Offer, trading of Coca-Cola HBC AG is expected to commence on the LSE, the ATHEX and the NYSE on
29 April 2013.

Contact Details

QUESTIONS? If you need any assistance or have any questions about the offer please contact our Agents below in:

US	Europe	Greece
DF King Worldwide Toll Free: +1 (800) 859-8511 Tel: +1 (212) 269-5550 Email: cch@dfking.com	**DF King Worldwide** European Toll-Free: 00 (800) 5464-5464 Tel: +44 207 920 9700 Email: cch@dfking.com	**National Bank of Greece** Tel: +30 210 947 7714 or +30 210 947 7716

Note to investors:

The content of this document relates to the voluntary tender offer that Coca-Cola HBC AG has made to acquire all ordinary registered shares of Coca-Cola Hellenic Bottling Company S.A. in accordance with Law 3461/2006 (the "Tender Offer"). The Hellenic Capital Market Commission ("HCMC") has approved the information memorandum prepared by Coca-Cola HBC AG in connection with the Tender Offer (the "Information Memorandum") on 13 March 2013. The Information Memorandum, which is drafted in Greek and contains all terms and conditions relating to the Tender Offer and details relating to the acceptance of the Tender Offer is available in electronic form from Coca-Cola HBC AG's website at http://www.coca-colahbcag.com, the Athens Exchange's website at http://www.ase.gr and the website of Coca-Cola HBC AG's financial advisor at http://www.credit-suisse.com/prospectus/cch. In addition, printed copies of the Information Memorandum are available free of charge from the Greek branches of National Bank of Greece.

The Information Memorandum should be read in conjunction with the prospectus that Coca-Cola HBC AG has prepared in connection with the admission of its shares on the premium listing segment of the Official List of the United Kingdom Listing Authority ("UKLA") and to trading on the main market for listed securities of the London Stock Exchange ("LSE"), and the public offering of such shares in the United Kingdom, Greece and Austria (the "Prospectus"). The UKLA approved the Prospectus on 7 March 2013 and the certificate of approval of the Prospectus was delivered to the HCMC on 8 March 2013. A copy of the Prospectus is available from Coca-Cola HBC AG's website at http://www.coca-colahbcag.com. A Greek translation of the Prospectus is also available from Coca-Cola HBC AG's website at http://www.coca-colahbcag.com and the Athens Exchange's website at http://www.ase.gr.

Any decision to accept the Tender Offer should be based on the Information Memorandum and the Prospectus and not only on the contents hereof.

United States

Separate documentation for the U.S. Exchange Offer has been made available to holders of ordinary shares of Coca-Cola Hellenic located in the United States and holders of Coca-Cola Hellenic ADSs, wherever located. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Coca-Cola HBC AG and Coca-Cola Hellenic have filed and will file materials relevant to the U.S. Exchange Offer with the U.S. Securities and Exchange Commission (the "SEC"). INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE EXCHANGE OFFER FILED OR TO BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC's website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Coca-Cola HBC AG and Coca-Cola Hellenic, without charge, once they are filed with the SEC.